Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES RECORD SECOND QUARTER

AND YEAR TO DATE RESULTS

August 5, 2016, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2016.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015

Sales	$9,443	$8,133	$18,343	$15,905

Adjusted EBIT(1)	$789	$677	$1,487	$1,308

Income from continuing operations before income taxes	$767	$726	$1,442	$1,347

Net income from continuing operations attributable to Magna International Inc.	$558	$538	$1,050	$993

Diluted earnings per share from continuing operations	$1.41	$1.29	$2.63	$2.39

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)             Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other income, net.

Don Walker, Magna’s Chief Executive Officer commented: “We had a record second quarter in sales, adjusted EBITDA, and adjusted EBIT.  Contributing to our results has been the organization’s continuing focus on manufacturing excellence and operational improvements. Going forward, we plan to remain highly focused on innovation to strengthen our competitive positioning for the Car of the Future.”

THREE MONTHS ENDED JUNE 30, 2016

We posted sales of $9.4 billion for the second quarter ended June 30, 2016, an increase of 16% over the second quarter of 2015. North American and European light vehicle production increased 2% and 6%, respectively, in the second quarter of 2016 compared to the second quarter of 2015.

Our complete vehicle assembly sales increased 7% in the second quarter of 2016, compared to the second quarter of 2015, while our complete vehicle assembly volumes decreased 9% from the comparable quarter to approximately 26,000 units.

During the second quarter of 2016, income from continuing operations before income taxes was $767 million and net income from continuing operations attributable to Magna International Inc. was $558 million, increases of 6% and 4% respectively, both compared to the second quarter of 2015.  Diluted earnings per share from continuing operations increased 9% in the second quarter of 2016, which includes the favourable impact of a reduced share count.

During the second quarter ended June 30, 2016, we generated cash from operations of $864 million before changes in operating assets and liabilities, and invested $151 million in operating assets and liabilities. Total investment activities for the second quarter of 2016 were $543 million, including $409 million in fixed asset additions, $103 million in investments and other assets and $31 million to purchase subsidiaries.

SIX MONTHS ENDED JUNE 30, 2016

We posted sales of $18.3 billion for the six months ended June 30, 2016, an increase of 15% from the six months ended June 30, 2015.  Excluding the impact of foreign currency translation, our sales increased 18% in the first six months of 2016, compared to the first six months of 2015.  North American and European light vehicle production increased 6% and 7%, respectively, in the first six months of 2016 compared to the first six months of 2015.

Our complete vehicle assembly sales increased 3% in the first six months of 2016, compared to the first six months of 2015.  Complete vehicle assembly volumes decreased 13% to approximately 49,000 units.

During the six months ended June 30, 2016, income from continuing operations before income taxes was $1.4 billion, net income from continuing operations attributable to Magna International Inc. was $1.1 billion and diluted earnings per share from continuing operations were $2.63, increases of $95 million, $57 million and $0.24, respectively, each compared to the first six months of 2015.

During the six months ended June 30, 2016, we generated cash from operations before changes in operating assets and liabilities of $1.6 billion, and invested $620 million in operating assets and liabilities. Total investment activities for the first six months of 2016 were $2.7 billion, including $1.8 billion to purchase subsidiaries, $755 million in fixed asset additions and $157 million in investments and other assets.

A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2016 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

RETURN OF CAPITAL TO SHAREHOLDERS

During the six months ended June 30, 2016, Magna repurchased 15.1 million shares for $608 million pursuant to our Normal Course Issuer Bid (“NCIB”) which expires in November 2016.  We have 22.3 million shares remaining and available for purchase under the NCIB.

Yesterday, our Board of Directors declared a quarterly dividend of $0.25 with respect to our outstanding Common Shares for the quarter ended June 30, 2016. This dividend is payable on September 9, 2016 to shareholders of record on August 26, 2016.

UPDATED 2016 OUTLOOK

Light Vehicle Production (Units)
North America	18.0 million
Europe	21.4 million

Production Sales
North America	$19.4 - $20.0 billion
Europe	$8.8 - $9.2 billion
Asia	$2.1 - $2.3 billion
Rest of World	$0.3 - $0.4 billion
Total Production Sales	$30.6 - $31.9 billion

Complete Vehicle Assembly Sales	$2.0 - $2.3 billion

Total Sales	$35.5 - $37.2 billion

EBIT Margin(2)	Approximately 8%

Interest Expense, net	Approximately $90 million

Tax Rate(2)	Approximately 26%

Capital Spending	$1.8 - $2.0 billion

(2)    Excluding other expense, net

In this 2016 outlook, in addition to 2016 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 309 manufacturing operations(3) and 99 product development, engineering and sales centres(3) in 29 countries. We have over 152,000 employees(3) focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(3) These figures include manufacturing operations, product development, engineering and sales centres and employees in certain equity-accounted operations.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Friday, August 5, 2016 at 8:00 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-272-6255. The number for overseas callers is 1-303-223-2686. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2016; complete vehicle assembly sales; consolidated EBIT margin, net interest expense; effective income tax rate; fixed asset expenditures; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; fluctuations in relative currency values; continuing global or regional economic uncertainty; the potential impact of the United Kingdom’s anticipated exit from the European union; restructuring, downsizing and/or other significant non-recurring costs; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2016 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders.

This MD&A has been prepared as at August 4, 2016.

OVERVIEW

Our Business

We are a leading global automotive supplier with 309 manufacturing operations(1) and 99 product development, engineering and sales centres(1) in 29 countries. We have over 152,000 employees(1) focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

Industry Trends and Risks

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015, and remain substantially unchanged in respect of the second quarter ended June 30, 2016, except to the extent that the United Kingdom’s anticipated exit from the European Union may create economic uncertainty, reduce consumer confidence, impair trade relationships between the United Kingdom and members of the European Union, result in a long-term realignment in the value of the British pound relative to other currencies, lead to the closure of any of our customers’ assembly plants in the United Kingdom, or otherwise directly or indirectly have a material adverse effect on our operations, profitability or results of operations.

HIGHLIGHTS

•                  We posted new records in total sales, North American and European production sales, Adjusted EBIT(2), and Income from continuing operations before income taxes;

•                  Light vehicle production in our two largest markets, North America and Europe, increased 2% and 6%, respectively, compared to the second quarter of 2015;

•                  Our sales increased 16% to $9.44 billion, compared to $8.13 billion in the second quarter of 2015;

•                  Adjusted EBIT increased 17% to $789 million;

•                  Diluted earnings per share from continuing operations rose 9% to $1.41, compared to $1.29 in the second quarter of 2015;

•                  We generated cash flow from operations of $713 million;

•                  We returned $308 million to shareholders in the form of share repurchases and $98 million in the form of dividends.

1 These figures include manufacturing operations, product development, engineering and sales centres and employees in certain equity-accounted operations.

2 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other income, net.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended June 30,				For the six months ended June 30,
	2016	2015	Change		2016	2015	Change
1 Canadian dollar equals U.S. dollars	0.776	0.813	-	5%	0.752	0.811	-	7%
1 euro equals U.S. dollars	1.129	1.107	+	2%	1.116	1.118		—
1 British pound equals U.S. dollars	1.435	1.533	-	6%	1.433	1.525	-	6%
1 Chinese renminbi equals U.S. dollars	0.153	0.161	-	5%	0.153	0.161	-	5%
1 Brazilian real equals U.S. dollars	0.285	0.325	-	12%	0.271	0.338	-	20%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and six ended June 30, 2016 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2016

Sales

	For the three months ended June 30,
	2016	2015	Change
Vehicle Production Volumes (millions of units)
North America	4.598	4.528	+	2%
Europe	5.812	5.488	+	6%
Sales
External Production
North America	$4,902	$4,583	+	7%
Europe	2,486	1,829	+	36%
Asia	499	390	+	28%
Rest of World	107	125	-	14%
Complete Vehicle Assembly	652	607	+	7%
Tooling, Engineering and Other	797	599	+	33%
Total Sales	$9,443	$8,133	+	16%

External Production Sales - North America

Reported external production sales in North America increased 7% or $319 million to $4.90 billion for the second quarter of 2016 compared to $4.58 billion for the second quarter of 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2015, including the:

•                  Chrysler Pacifica;

•                  Lincoln MKX;

•                  Chevrolet Malibu; and

•                  Chevrolet Camaro.

•                  the acquisition of the Getrag Group of Companies (“Getrag”) during the first quarter of 2016, which positively impacted production sales by $154 million; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $73 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  the contribution of two manufacturing facilities into an equity accounted joint venture during the third quarter of 2015, which negatively impacted production sales by $32 million; and

•                  net customer price concessions subsequent to the second quarter of 2015.

External Production Sales - Europe

Reported external production sales in Europe increased 36% or $657 million to $2.49 billion for the second quarter of 2016 compared to $1.83 billion for the second quarter of 2015, primarily as a result of:

•                  acquisitions during or subsequent to the second quarter of 2015, which positively impacted production sales by $396 million, including Getrag which positively impacted production sales by $307 million;

•                  the launch of new programs during or subsequent to the second quarter of 2015, including the:

•                  Audi A4;

•                  Skoda Superb;

•                  BMW X1; and

•                  Mercedes-Benz E-Class.

•                  higher production volumes on certain existing programs; and

•                  a $5 million increase in reported U.S. dollar production sales primarily as a result of the strengthening of the euro against the U.S. dollar, partially offset by the weakening of foreign currencies against the U.S. dollar, including the Russian ruble and British pound.

These factors were partially offset by net customer price concessions subsequent to the second quarter of 2015.

External Production Sales - Asia

Reported external production sales in Asia increased 28% or $109 million to $499 million for the second quarter of 2016 compared to $390 million for the second quarter of 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2015, primarily in China;

•                  higher production volumes on certain existing programs; and

•                  acquisitions during or subsequent to the second quarter of 2015, including the partnership agreement in China (“the Xingqiaorui Partnership”) with Chongqing Xingqiaorui and the acquisition of Getrag, which positively impacted production sales by $48 million.

These factors were partially offset by:

•                  a $26 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won; and

•                  net customer price concessions subsequent to the second quarter of 2015.

External Production Sales - Rest of World

Reported external production sales in Rest of World decreased 14% or $18 million to $107 million for the second quarter of 2016 compared to $125 million for the second quarter of 2015, primarily as a result of:

•                  a $26 million decrease in reported U.S. dollar production sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real; and

•                  lower production volumes on certain existing programs.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the second quarter of 2015, primarily in Brazil; and

•                  net customer price increases subsequent to the second quarter of 2015.

Complete Vehicle Assembly Sales

	For the three months ended June 30,
	2016	2015	Change
Complete Vehicle Assembly Sales	$652	$607	+	7%
Complete Vehicle Assembly Volumes (Units)	25,715	28,343	-	9%

Reported complete vehicle assembly sales increased $45 million, to $652 million for the second quarter of 2016 compared to $607 million for the second quarter of 2015 while assembly volumes decreased 9% or 2,628 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs; and

•                  a $13 million increase in reported U.S. dollar complete vehicle assembly sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production; and

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

Tooling, Engineering and Other Sales

Reported tooling, engineering and other sales increased 33% or $198 million to $797 million for the second quarter of 2016 compared to $599 million for the second quarter of 2015.

In the second quarter of 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chrysler Pacifica;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Chevrolet Cruze;

•                  Ford Fusion;

•                  Jeep Renegade;

•                  Lincoln Continental;

•                  Chevrolet Equinox, Captivia and GMC Terrain; and

•                  Chevrolet Silverado and GMC Sierra.

In the second quarter of 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series and F-Series SuperDuty;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Edge;

•                  Honda Pilot;

•                  MINI Countryman;

•                  Lincoln MKX; and

•                  Chevrolet Cruze.

Acquisitions during or subsequent to the second quarter of 2015, including Getrag, had a favourable impact on our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar had an unfavourable impact of $9 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months ended June 30,
	2016	2015
Sales	$9,443	$8,133
Cost of goods sold
Material	5,941	5,124
Direct labour	627	541
Overhead	1,477	1,297
	8,045	6,962
Gross margin	$1,398	$1,171
Gross margin as a percentage of sales	14.8%	14.4%

Cost of goods sold increased $1.08 billion to $8.05 billion for the second quarter of 2016 compared to $6.96 billion for the second quarter of 2015 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  acquisitions during or subsequent to the second quarter of 2015;

•                  higher launch costs;

•                  operational inefficiencies at certain facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  a higher amount of employee profit sharing; and

•                  higher warranty costs of $2 million.

These factors were partially offset by:

•                  a net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Canadian dollar, Chinese renminbi, Russian ruble, Argentine peso, Brazilian real and British pound each against the U.S. dollar partially offset by the strengthening of the euro against the U.S. dollar.

•                  productivity and efficiency improvements at certain facilities;

•                  net divestitures during or subsequent to the second quarter of 2015;

•                  decreased commodity costs; and

•                  higher recoveries associated with scrap steel.

Gross margin increased $227 million to $1.40 billion for the second quarter of 2016 compared to $1.17 billion for the second quarter of 2015 and gross margin as a percentage of sales increased to 14.8% for the second quarter of 2016 compared to 14.4% for the second quarter of 2015. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities;

•                  decreased commodity costs;

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average; and

•                  higher recoveries associated with scrap steel.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  an increase in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins;

•                  higher launch costs;

•                  increased pre-operating costs incurred at new facilities;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  a higher amount of employee profit sharing; and

•                  higher warranty costs.

Depreciation and Amortization

Depreciation and amortization costs increased $64 million to $262 million for the second quarter of 2016 compared to $198 million for the second quarter of 2015. The higher depreciation and amortization was primarily as a result of acquisitions during or subsequent to the second quarter of 2015, including the acquisition of Getrag; the acquisition of Stadco Automotive Ltd. (“Stadco”); and the Xingqiaorui Partnership, and increased capital deployed at existing facilities partially offset by a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of certain foreign currencies against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.4% for the second quarter of 2016 compared to 4.3% for the second quarter of 2015. SG&A expense increased $66 million to $414 million for the second quarter of 2016 compared to $348 million for the second quarter of 2015 primarily as a result of:

•                  acquisitions during or subsequent to the second quarter of 2015;

•                  higher labour and benefit costs;

•                  higher costs to support our global compliance programs;

•                  higher incentive and executive compensation;

•                  higher costs related to the investment in our information technology infrastructure; and

•                  the strengthening of the euro against the U.S. dollar.

These factors were partially offset by the weakening of the Canadian dollar, Mexican peso, Argentine peso and Chinese renminbi, each against the U.S. dollar.

Equity Income

Equity income increased $15 million to $67 million for the second quarter of 2016 compared to $52 million for the second quarter of 2015 primarily as a result of the acquisition of Getrag in the first quarter of 2016.

Other Income, net

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for proceeds of approximately $120 million, resulting in a gain of $57 million ($42 million after tax).

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other income, net.

	For the three months ended June 30,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change

North America	$5,317	$4,877	$440	$544	$525	$19
Europe	3,512	2,774	738	196	120	76
Asia	620	466	154	51	31	20
Rest of World	111	125	(14)	(5)	(8)	3
Corporate and Other	(117)	(109)	(8)	3	9	(6)
Total reportable segments	$9,443	$8,133	$1,310	$789	$677	$112

Excluded from Adjusted EBIT for the three months ended June 30, 2015 was a gain of $57 million in our Europe reporting segment, which has been discussed in the “Other Income” section.

North America

Adjusted EBIT in North America increased $19 million to $544 million for the second quarter of 2016 compared to $525 million for the second quarter of 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  higher recoveries associated with scrap steel;

•                  lower warranty costs of $4 million; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  higher launch costs;

•                  increased pre-operating costs incurred at new facilities;

•                  operational inefficiencies at certain facilities;

•                  a decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  a higher amount of employee profit sharing;

•                  higher incentive compensation;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the second quarter of 2015.

Europe

Adjusted EBIT in Europe increased $76 million to $196 million for the second quarter of 2016 compared to $120 million for the second quarter of 2015, primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions during or subsequent to the second quarter of 2015;

•                  decreased commodity costs;

•                  the sale of our battery pack business during the second quarter of 2015; and

•                  decreased pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $6 million;

•                  higher launch costs;

•                  a higher amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate;

•                  a decrease in reported U.S. dollar Adjusted EBIT primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Russian ruble and British pound; and

•                  net customer price concessions subsequent to the second quarter of 2015.

Asia

Adjusted EBIT in Asia increased $20 million to $51 million for the second quarter of 2016 compared to $31 million for the second quarter of 2015 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  acquisitions during or subsequent to the second quarter of 2015; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar;

•                  higher launch costs; and

•                  net customer price concessions subsequent to the second quarter of 2015.

Rest of World

Adjusted EBIT in Rest of World increased $3 million to a loss of $5 million for the second quarter of 2016 compared to a loss of $8 million for the second quarter of 2015 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in reported U.S. dollar Adjusted EBIT loss due to the weakening of the Argentine peso and Brazilian real against the U.S. dollar;

•                  decreased pre-operating costs incurred at new facilities; and

•                  net customer price increases subsequent to the second quarter of 2015.

Corporate and Other

Adjusted EBIT in Corporate and Other decreased $6 million to $3 million for the second quarter of 2016 compared to $9 million for the second quarter of 2015 primarily as a result of:

•                  higher costs to support our global compliance programs;

•                  a higher amount of employee profit sharing; and

•                  higher incentive compensation.

These factors were partially offset by an increase in affiliation fees earned from our divisions.

Interest Expense, net

During the second quarter of 2016, we recorded net interest expense of $22 million compared to $8 million for the second quarter of 2015.  The $14 million increase is primarily as a result of interest expense incurred on the issuance of senior, unsecured debt (the “Senior Debt”) during the third and fourth quarters of 2015.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $41 million to $767 million for the second quarter of 2016 compared to $726 million for the second quarter of 2015.  Excluding Other Income, discussed in the “Other Income” section, income from continuing operations before income taxes for the second quarter of 2016 increased $98 million. The increase in income from continuing operations before income taxes is the result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions during or subsequent to the second quarter of 2015;

•                  decreased commodity costs;

•                  the sale of our battery pack business during the second quarter of 2015; and

•                  higher recoveries associated with scrap steel.

These factors were partially offset by:

•                  higher launch costs;

•                  operational inefficiencies at certain facilities;

•                  the $14 million increase in interest expense, net, as discussed above;

•                  increased pre-operating costs incurred at new facilities;

•                  higher costs to support our global compliance programs;

•                  a decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the Canadian dollar, Chinese renminbi, Russian ruble, and British pound each against the U.S. dollar, partially offset by a decrease in reported U.S. dollar Adjusted EBIT loss due to the weakening of the Argentine peso and Brazilian real against the U.S. dollar;

•                  a higher amount of employee profit sharing;

•                  higher incentive compensation; and

•                  higher warranty costs of $2 million.

Income Taxes

	For the three months ended June 30,
	2016		2015
	$	%	$	%
Income taxes as reported	$206	26.9	$191	26.3
Tax effect on Other Income	—	—	(15)	—
	$206	26.9	$176	26.3

Excluding Other Income, after tax, the effective income tax rate increased to 26.9% for the second quarter of 2016 compared to 26.3% for the second quarter of 2015 primarily as a result of an increase in non-deductible foreign exchange adjustments related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency partially offset by an increase in research and development credits in North America and a reduction in losses not benefitted in Europe and Asia.

(Income) Loss from Continuing Operations Attributable to Non-Controlling Interests

Income from continuing operations attributable to non-controlling interests increased to $3 million for the second quarter of 2016 compared to a loss from continuing operations attributable to non-controlling interests of $3 million for the second quarter of 2015.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $558 million for the second quarter of 2016 increased $75 million compared to the second quarter of 2015.  Excluding Other Income, after tax, as discussed in the “Other Income” section, net income attributable to Magna International Inc. increased $117 million primarily as a result of the increase in net income from continuing operations before income taxes and the decrease in the loss from discontinued operations partially offset by higher income taxes and an increase in the (income) loss from continuing operations attributable to non-controlling interests, as discussed above.

Earnings per Share

	For the three months ended June 30,
	2016	2015	Change
Basic earnings per Common Share
Continuing operations	$1.42	$1.31	+	8%
Attributable to Magna International Inc.	$1.42	$1.18	+	20%
Diluted earnings per Common Share
Continuing operations	$1.41	$1.29	+	9%
Attributable to Magna International Inc.	$1.41	$1.16	+	22%
Weighted average number of Common Shares outstanding (millions)
Basic	393.7	409.8	-	4%
Diluted	395.7	415.4	-	5%

Diluted earnings per share from continuing operations increased $0.12 to $1.41 for the second quarter of 2016 compared to $1.29 for the second quarter of 2015. Other Income, after tax, positively impacted diluted earnings per share from continuing operations by $0.10 in the second quarter of 2015 as discussed in the “Other Income” section. Excluding the $0.10 per share positive impact for the second quarter of 2015 diluted earnings per share from continuing operations increased $0.22, as a result of the increase in net income attributable to Magna International Inc. from continuing operations and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2016.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2015, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended June 30,
	2016	2015	Change
Net income from continuing operations	$561	$535
Items not involving current cash flows	303	176
	864	711	$153
Changes in operating assets and liabilities	(151)	(271)
Cash provided from operating activities	$713	$440	$273

Cash provided from operating activities before changes in operating assets and liabilities increased $153 million for the second quarter of 2016 compared to the second quarter of 2015 primarily as a result of:

•                  an increase in cash received from customers of $1.31 billion as a result of higher total sales as discussed above; and

•                  higher dividends received from equity investments of $26 million.

These factors were partially offset by:

•                  higher cash paid for material, labour and overhead of $812 million, $179 million and $111 million, respectively, each primarily associated with the increase in sales and other factors discussed in the Cost of Goods Sold and Gross Margin section above;

•                  higher cash paid relating to SG&A costs of $45 million;

•                  higher cash paid relating to income taxes of $29 million; and

•                  higher net interest expense of $6 million as discussed above.

Changes in operating assets and liabilities increased $120 million for the second quarter of 2016 compared to the second quarter of 2015 primarily due to the release of a $125 million cash deposit that was restricted under the terms of a revolving credit facility and therefore included in the prepaid expenses and other balance as of March 31, 2016.  The cash was released due to the repayment of the outstanding balance on the revolving credit facility.

Capital and Investment Spending

	For the three months ended June 30,
	2016	2015	Change
Fixed asset additions	$(409)	$(361)
Investments and other assets	(103)	(41)
Fixed assets, investments and other assets additions	(512)	(402)
Purchase of subsidiaries	(31)	—
Proceeds from disposition	19	15
Proceeds on disposal of battery pack business	—	103
Cash used in discontinued operations	—	(9)
Cash used for investment activities	$(524)	$(293)	$(231)

Fixed asset, investment and other asset additions

In the second quarter of 2016, we invested $409 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2016 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2016.

In the second quarter of 2016, we invested $85 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the second quarter of 2016 or will be launching subsequent to the second quarter of 2016. In addition, we invested $18 million in equity accounted investments.

Purchase of subsidiaries

In the second quarter of 2016, we invested $31 million to acquire 100% of the equity interest in Telemotive AG, an engineering service provider in the field of automotive electronics.  The acquired business has sales primarily to BMW, Volkswagen and Daimler.

Proceeds from disposition

In the second quarter of 2016, the $19 million of proceeds include normal course fixed and other asset disposals and $9 million relating to the sale of an investment in a public company.

Proceeds on disposal of battery pack business

In the second quarter of 2015, the $103 million of proceeds is cash related to the sale of our battery pack business to Samsung SDI.

Financing

	For the three months ended June 30,
	2016	2015	Change
Issues of debt	$202	$16
Increase in short-term borrowings	60	1
Repayments of debt	(71)	(11)
Issue of Common Shares on exercise of stock options	3	7
Repurchase of Common Shares	(308)	(5)
Dividends	(98)	(90)
Cash used for financing activities	$(212)	$(82)	$(130)

During the second quarter of 2016, we purchased 7.8 million Common Shares for aggregate cash consideration of $308 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.25 for the second quarter of 2016, for a total of $98 million.

Financing Resources

	As at June 30, 2016	As at December 31, 2015	Change
Liabilities
Short-term borrowings	$441	$25
Long-term debt due within one year	423	211
Long-term debt	2,454	2,327
	3,318	2,563
Non-controlling interests	462	151
Shareholders’ equity	9,538	8,966
Total capitalization	$13,318	$11,680	$1,638

Total capitalization increased by $1.64 billion to $13.32 billion at June 30, 2016 compared to $11.68 billion at December 31, 2015, primarily as a result of a $755 million increase in liabilities, a $572 million increase in shareholders’ equity and a $311 million increase in non-controlling interest.

The increase in liabilities relates primarily to:

•                  the issuance of $233 million of euro-commercial paper [the “euro-Program”] in the first quarter of 2016 as part of our overall strategy to realign our capital and reduce cash balances on hand.  The euro-program allows us to minimize the amount of cash on hand to run our business in Europe by providing funding on a more flexible and cost effective basis compared to drawing on our revolving credit facility;

•                  higher bank indebtedness primarily as a result an increase in non-cash working capital and cash deployed for the repurchase and cancellation of Common Shares under our normal course issuer bid during 2016; and

•                  higher long-term debt primarily as a result of the acquisition of Getrag in the first quarter of 2016.

The increase in shareholders’ equity was primarily as a result of:

•                  the $1.06 billion of net income earned in the first six months of 2016;

•                  the $148 million net unrealized gain on translation of our net investment in operations whose functional currency is not the U.S. dollar; and

•                  the $58 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•                  the $608 million repurchase and cancellation of 15.1 million Common Shares under our normal course issuer bid during 2016; and

•                  $193 million of dividends paid during the first six months of 2016.

The increase in non-controlling interest was primarily as a result of acquisitions during or subsequent to the second quarter of 2015.

Cash Resources

During the second quarter of 2016, our cash resources decreased by $28 million to $597 million as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at June 30, 2016, we had term and operating lines of credit totalling $3.12 billion of which $2.19 billion was unused and available.

On May 2, 2016, the Company increased its revolving credit facility by $500 million to $2.75 billion and extended the final maturity date from June 22, 2020 to June 22, 2021.   The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 4, 2016 were exercised:

Common Shares	389,039,171
Stock options (i)	7,705,023
396,744,194

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2016 that are outside the ordinary course of our business. Refer to our MD&A included in our 2015 Annual Report.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2016

Sales

	For the six months ended June 30,
	2016	2015	Change
Vehicle Production Volumes (millions of units)
North America	9.115	8.634	+	6%
Europe	11.477	10.716	+	7%
Sales
External Production
North America	$9,666	$8,808	+	10%
Europe	4,752	3,724	+	28%
Asia	1,006	793	+	27%
Rest of World	187	256	-	27%
Complete Vehicle Assembly	1,248	1,207	+	3%
Tooling, Engineering and Other	1,484	1,117	+	33%
Total Sales	$18,343	$15,905	+	15%

External Production Sales - North America

External production sales in North America increased 10% or $858 million to $9.67 billion for the six months ended June 30, 2016 compared to $8.81 billion for the six months ended June 30, 2015 primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2015, including the:

•                  Ford Edge and Lincoln MKX;

•                  Chrysler Pacifica; and

•                  Chevrolet Malibu.

•                  higher production volumes on certain existing programs; and

•                  the acquisition of Getrag during the first quarter of 2016, which positively impacted production sales by $314 million.

These factors were partially offset by:

•                  a $228 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  lower production volumes on the Chevrolet Cruze as a result of the changeover to and production ramp up of the next generation model;

•                  divestitures subsequent to the second quarter of 2015, which negatively impacted production sales by $56 million; and

•                  net customer price concessions subsequent to the six months ended June 30, 2015.

External Production Sales - Europe

External production sales in Europe increased 28% or $1.03 billion to $4.75 billion for the six months ended June 30, 2016 compared to $3.72 billion for the six months ended June 30, 2015 primarily as a result of:

•                  net acquisitions during or subsequent to the six months ended June 30, 2015, which positively impacted production sales by $756 million, including Getrag which positively impacted production sales by $587 million;

•                  the launch of new programs during or subsequent to the six months ended June 30, 2015, including the:

•                  Audi A4;

•                  Skoda Superb;

•                  BMW X1; and

•                  Volkswagen Touran.

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $63 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Russian ruble, British pound and Turkish lira;

•                  programs that ended production during or subsequent to the six months ended June 30, 2015; and

•                  net customer price concessions subsequent to the six months ended June 30, 2015.

External Production Sales - Asia

External production sales in Asia increased 27% or $213 million to $1.01 billion for the six months ended June 30, 2016 compared to $793 million for the six months ended June 30, 2015 primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2015, primarily in China;

•                  acquisitions during or subsequent to the second quarter of 2015, including the Xingqiaorui Partnership and Getrag, which positively impacted production sales by $117 million; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $53 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won; and

•                  net customer price concessions subsequent to the second quarter of 2015.

External Production Sales - Rest of World

External production sales in Rest of World decreased 27% or $69 million to $187 million for the six months ended June 30, 2016 compared to $256 million for the six months ended June 30, 2015 primarily as a result of:

•                  a $61 million decrease in reported U.S. dollar production sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  lower production volumes on certain existing programs.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the second quarter of 2015, primarily in Brazil; and

•                  net customer price increases subsequent to the second quarter of 2015.

Complete Vehicle Assembly Sales

	For the six months ended June 30,
	2016	2015	Change
Complete Vehicle Assembly Sales	$1,248	$1,207	+	3%
Complete Vehicle Assembly Volumes (Units)	48,950	55,686	-	12%

Complete vehicle assembly sales increased 3%, or $41 million, to $1.25 billion for the six months ended June 30, 2016 compared to $1.21 billion for the six months ended June 30, 2015 and assembly volumes decreased 12% or 6,736 units.

The increase in complete vehicle assembly sales is primarily as a result of an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs.

These factors were partially offset by:

•                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production; and

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 33% or $367 million to $1.48 billion for the six months ended June 30, 2016 compared to $1.12 billion for the six months ended June 30, 2015.

In the six months ended June 30, 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chrysler Pacifica;

•                  Chevrolet Cruze;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Figo Aspire;

•                  Chevrolet Equinox, Captivia and GMC Terrain;

•                  Lincoln Continental;

•                  Jeep Renegade; and

•                  Ford Fusion.

In the six months ended June 30, 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series and F-Series SuperDuty;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Edge;

•                  MINI Countryman;

•                  Skoda Fabia;

•                  Honda HR-V and Vezel; and

•                  Honda Pilot.

Acquisitions during or subsequent to the six months ended June 30, 2015, including Getrag, had a favourable impact on our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar had an unfavourable impact of $29 million on our reported tooling, engineering and other sales.

Segment Analysis

	For the six months ended June 30,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change
North America	$10,397	$9,334	$1,063	$1,033	$978	$55
Europe	6,754	5,592	1,162	357	248	109
Asia	1,245	929	316	102	73	29
Rest of World	192	258	(66)	(16)	(12)	(4)
Corporate and Other	(245)	(208)	(37)	11	21	(10)
Total reportable segments	$18,343	$15,905	$2,438	$1,487	$1,308	$179

Excluded from Adjusted EBIT for the six months ended June 30, 2015 was a gain of $57 million in our Europe reporting segment, which has been discussed in the “Other Income” section.

North America

Adjusted EBIT in North America increased $55 million to $1.03 billion for the six months ended June 30, 2016 compared to $978 million for the six months ended June 30, 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  a favourable intellectual property infringement settlement in relation to our electronics business; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, in particular at two body and chassis operations;

•                  a decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  higher launch costs;

•                  increased pre-operating costs incurred at new facilities;

•                  lower recoveries associated with scrap steel;

•                  higher incentive compensation;

•                  higher affiliation fees paid to Corporate;

•                  a higher amount of employee profit sharing;

•                  insurance recoveries received during the first quarter of 2015, related to a fire at a body and chassis facility during the second quarter of 2014; and

•                  net customer price concessions subsequent to the second quarter of 2015.

Europe

Adjusted EBIT in Europe increased $109 million to $357 million for the six months ended June 30, 2016 compared to $248 million for the six months ended June 30, 2015, primarily as a result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to the second quarter of 2015, including Stadco and Getrag;

•                  productivity and efficiency improvements at certain facilities;

•                  decreased commodity costs; and

•                  the sale of our battery pack business during the second quarter of 2015.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher launch costs;

•                  higher warranty costs of $9 million;

•                  a higher amount of employee profit sharing;

•                  a decrease in reported U.S. dollar Adjusted EBIT primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Russian ruble, British pound and Turkish lira;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the second quarter of 2015.

Asia

Adjusted EBIT in Asia increased $29 million to $102 million for the six months ended June 30, 2016 compared to $73 million for the six months ended June 30, 2015 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  acquisitions during or subsequent to the second quarter of 2015; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  higher launch costs;

•                  higher warranty costs of $5 million;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar;

•                  a higher amount of employee profit sharing; and

•                  net customer price concessions subsequent to the second quarter of 2015.

Rest of World

Adjusted EBIT in Rest of World decreased $4 million to a loss of $16 million for the six months ended June 30, 2016 compared to a loss of $12 million for the six months ended June 30, 2015 primarily as a result of margins earned on lower production sales.

This factor was partially offset by:

•                  a decrease in reported U.S. dollar Adjusted EBIT loss due to the weakening of the Brazilian real and Argentine peso against the U.S. dollar;

•                  productivity and efficiency improvements at certain facilities; and

•                  net customer price increases subsequent to the second quarter of 2015.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $10 million to $11 million for the six months ended June 30, 2016 compared to $21 million for the six months ended June 30, 2015 primarily as a result of:

•                  higher costs to support our global compliance programs; and

•                  higher incentive compensation.

These factors were partially offset by an increase in affiliation fees earned from our divisions.

SUBSEQUENT EVENT

On July 15, 2016, the Company established a U.S. commercial paper program (the “U.S. Program”). Under the U.S. Program, the Company may issue U.S. commercial paper notes (the “U.S. notes”) up to a maximum aggregate amount of U.S. $500 million. The U.S. Program will be backstopped by the Company’s existing global credit facility. The proceeds from the issuance of any U.S. notes will be used for general corporate purposes.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 16 of our unaudited interim consolidated financial statements for the three months ended June 30, 2016, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015.

CONTROLS AND PROCEDURES

During the first quarter of 2016, we acquired Getrag. Other than the addition of Getrag’s operations to our internal control over financial reporting and any related changes in control to integrate Getrag, there have been no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the future issuances of Notes under our U.S. commercial paper program.  The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; fluctuations in relative currency values; continuing global or regional economic uncertainty; the potential impact of the United Kingdom’s anticipated exit from the European union; restructuring, downsizing and/or other significant non-recurring costs; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015
Sales		$9,443	$8,133	$18,343	$15,905

Costs and expenses
Cost of goods sold		8,045	6,962	15,664	13,630
Depreciation and amortization		262	198	508	392
Selling, general and administrative		414	348	806	678
Interest expense, net		22	8	45	18
Equity income		(67)	(52)	(122)	(103)
Other income, net	3	—	(57)	—	(57)
Income from continuing operations before income taxes		767	726	1,442	1,347
Income taxes		206	191	378	358
Net income from continuing operations		561	535	1,064	989
Loss from discontinued operations, net of tax	2	—	(55)	—	(45)
Net income		561	480	1,064	944
(Income) loss from continuing operations attributable to non-controlling interests		(3)	3	(14)	4
Net income attributable to Magna International Inc.		$558	$483	$1,050	$948

Basic earnings (loss) per share:	4
Continuing operations		$1.42	$1.31	$2.65	$2.42
Discontinued operations		—	(0.13)	—	(0.11)
Attributable to Magna International Inc.		$1.42	$1.18	$2.65	$2.31

Diluted earnings (loss) per share:	4
Continuing operations		$1.41	$1.29	$2.63	$2.39
Discontinued operations		—	(0.13)	—	(0.11)
Attributable to Magna International Inc.		$1.41	$1.16	$2.63	$2.28

Cash dividends paid per Common Share		$0.25	$0.22	$0.50	$0.44

Weighted average number of Common Shares outstanding during the period [in millions]:	4
Basic		393.7	409.8	397.0	409.6
Diluted		395.7	415.4	399.4	415.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015

Net income		$561	$480	$1,064	$944

Other comprehensive income, net of tax:	14
Net unrealized (loss) gain on translation of net investment in foreign operations		(120)	63	141	(375)
Net unrealized gain on available-for-sale investments		—	1	—	2
Net unrealized (loss) gain on cash flow hedges		(11)	(2)	58	(67)
Reclassification of net loss on cash flow hedges to net income		35	21	71	32
Reclassification of net loss on pensions to net income		1	2	2	3
Pension and post retirement benefits		—	—	(2)	(1)
Other comprehensive (loss) income		(95)	85	270	(406)

Comprehensive income		466	565	1,334	538
Comprehensive loss (income) attributable to non-controlling interests		9	3	(7)	4
Comprehensive income attributable to Magna International Inc.		$475	$568	$1,327	$542

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015
Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$561	$535	$1,064	$989
Items not involving current cash flows	5	303	176	567	351
		864	711	1,631	1,340
Changes in operating assets and liabilities	5	(151)	(271)	(620)	(620)
Cash provided from operating activities		713	440	1,011	720

INVESTMENT ACTIVITIES
Fixed asset additions		(409)	(361)	(755)	(627)
Purchase of subsidiaries	6	(31)	—	(1,813)	(1)
Increase in investments and other assets		(103)	(41)	(157)	(78)
Proceeds from disposition		19	15	37	39
Proceeds on disposal of battery pack business	3	—	103	—	103
Cash used in discontinued operations		—	(9)	—	(41)
Cash used for investing activities		(524)	(293)	(2,688)	(605)

FINANCING ACTIVITIES
Issues of debt		202	16	261	31
Increase in short-term borrowings		60	1	12	70
Repayments of debt		(71)	(11)	(98)	(54)
Issue of Common Shares on exercise of stock options		3	7	26	13
Repurchase of Common Shares	13	(308)	(5)	(608)	(5)
Dividends		(98)	(90)	(193)	(179)
Cash used for financing activities		(212)	(82)	(600)	(124)

Effect of exchange rate changes on cash and cash equivalents		(5)	(1)	11	(77)

Net (decrease) increase in cash and cash equivalents during the period		(28)	64	(2,266)	(86)
Cash and cash equivalents, beginning of period		625	1,099	2,863	1,249
Cash and cash equivalents, end of period		$597	$1,163	$597	$1,163

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2016	2015
ASSETS
Current assets
Cash and cash equivalents	5	$597	$2,863
Accounts receivable		6,843	5,439
Inventories	7	2,841	2,564
Prepaid expenses and other		276	278
		10,557	11,144
Investments	6, 15	2,214	399
Fixed assets, net		6,838	6,005
Goodwill	6, 8	1,849	1,344
Deferred tax assets		273	271
Other assets	9	855	524
		$22,586	$19,687
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10	$441	$25
Accounts payable		5,260	4,746
Accrued salaries and wages		735	660
Other accrued liabilities	11	1,877	1,512
Income taxes payable		146	122
Long-term debt due within one year		423	211
		8,882	7,276
Long-term debt		2,454	2,327
Long-term employee benefit liabilities		640	504
Other long-term liabilities		310	331
Deferred tax liabilities		300	132
		12,586	10,570
Shareholders’ equity
Capital stock
Common Shares [issued: 389,039,171; December 31, 2015 — 402,264,201]	13	3,839	3,942
Contributed surplus		110	107
Retained earnings		6,769	6,387
Accumulated other comprehensive loss	14	(1,180)	(1,470)
		9,538	8,966
Non-controlling interests		462	151
		10,000	9,117
		$22,586	$19,687

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income					1,050		14	1,064
Other comprehensive income (loss)						277	(7)	270
Contributions by non-controlling interest							(1)	(1)
Shares issued on exercise of stock options		1.8	36	(10)				26
Release of stock and stock units			7	(7)				—
Repurchase and cancellation under normal course issuer bid	13	(15.1)	(148)		(473)	13		(608)
Stock-based compensation expense				20				20
Acquisition	6						305	305
Dividends paid			2		(195)			(193)
Balance, June 30, 2016		389.0	$3,839	$110	$6,769	$(1,180)	$462	$10,000

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					948		(4)	944
Other comprehensive loss						(406)		(406)
Shares issued on exercise of stock options		0.6	17	(4)				13
Exempt share purchase			(1)		(4)			(5)
Release of restricted stock			5	(5)				—
Stock-based compensation expense				20				20
Dividends paid		0.1	6		(185)			(179)
Balance, June 30, 2015		411.0	$4,006	$94	$5,914	$(964)	$10	$9,060

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].   The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.   Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2015 audited consolidated financial statements and notes thereto included in the Company’s 2015 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2016 and the results of operations, changes in equity and cash flows for the three and six month periods ended June 30, 2016 and 2015.

[b]         Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.  In July 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017 [including interim reporting periods within those periods].  ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

[c]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS

At June 30, 2015, the Company determined that its interiors operations met the criteria to be classified as discontinued operations, which required retrospective application to financial information for all periods presented. Refer to the Company’s 2015 Annual Report for additional information on the Company’s Discontinued Operations.

There were no amounts related to the interiors operations classified as discontinued operations for the three and six month periods ended June 30, 2016. The following table summarizes the results of the interiors operations classified as discontinued operations for the three and six month periods ended June 30, 2015:

	Three months ended	Six months ended
	June 30, 2015	June 30, 2015

Sales	$695	$1,284

Costs and expense
Cost of goods sold	653	1,199
Depreciation and amortization	2	13
Selling, general and administrative	29	54
Equity income	(4)	(8)
Income from discontinued operations before income taxes	15	26
Income taxes [i]	70	71
Loss from discontinued operations, net of tax	$(55)	(45)

[i]             Income taxes included $60 million of deferred tax expense relating to timing differences that became payable upon closing of the transaction.

3.              OTHER INCOME, NET

During the second quarter of 2015, the Company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

4.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Income available to Common shareholders:

Net income from continuing operations	$561	$535	$1,064	$989
(Loss) income from continuing operations attributable to non-controlling interests	(3)	3	(14)	4
Net income attributable to Magna International Inc. from continuing operations	558	538	1,050	993
Loss from discontinued operations	—	(55)	—	(45)
Net income attributable to Magna International Inc.	$558	$483	$1,050	$948

Weighted average shares outstanding:

Basic	393.7	409.8	397.0	409.6
Adjustments
Stock options and restricted stock [a]	2.0	5.6	2.4	5.6
Diluted	395.7	415.4	399.4	415.2

[a]         For the three and six months ended June 30, 2016, diluted earnings per Common Share excludes 2.9 million and 3.4 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              EARNINGS PER SHARE (CONTINUED)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Earnings per Common Share:

Basic:
Continuing operations	$1.42	$1.31	$2.65	$2.42
Discontinued operations	—	(0.13)	—	(0.11)
Attributable to Magna International Inc.	$1.42	$1.18	$2.65	$2.31

Diluted:
Continuing operations	$1.41	$1.29	$2.63	$2.39
Discontinued operations	—	(0.13)	—	(0.11)
Attributable to Magna International Inc.	$1.41	$1.16	$2.63	$2.28

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	June 30,	December 31,
	2016	2015
Bank term deposits, bankers’ acceptances and government paper	$90	$2,572
Cash	507	291
	$597	$2,863

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Depreciation and amortization	$262	$198	$508	$392
Amortization of other assets included in cost of goods sold	32	27	65	50
Deferred income taxes	7	11	11	(16)
Other non-cash charges	3	9	17	12
Equity income in excess of dividends received	(1)	(12)	(34)	(30)
Non-cash portion of Other Income [note 3]	—	(57)	—	(57)
	$303	$176	$567	$351

[c]          Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Accounts receivable	$(281)	$5	$(978)	$(472)
Inventories	(5)	(143)	(130)	(269)
Prepaid expenses and other	120	2	138	(12)
Accounts payable	112	(15)	307	99
Accrued salaries and wages	(77)	(119)	34	(55)
Other accrued liabilities	(7)	2	(26)	40
Income taxes payable	(13)	(3)	35	49
	$(151)	$(271)	$(620)	$(620)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS

Acquisition of Getrag

On January 4, 2016, the Company completed the acquisition of 100% of the common shares and voting interests of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems, including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The purchase price was $1.8 billion [net of $136 million cash acquired], and is subject to working capital and other customary purchase price adjustments.  The acquired business has sales primarily to BMW, Audi, Jiangling Motors, Ford, Volvo and Dongfeng.

The acquisition of Getrag was accounted for as a business combination.  The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed at their estimated fair values:

Preliminary amounts
recognized at June 30, 2016

Cash	$136
Non-cash working capital	(459)
Investments	1,736
Fixed assets	483
Goodwill	442
Other assets	59
Intangibles	223
Deferred tax assets	43
Long-term employee benefit liabilities	(125)
Long-term debt	(117)
Other long-term liabilities	(52)
Deferred tax liabilities	(144)
Non-controlling interest	(307)
Consideration paid	1,918
Less: Cash acquired	(136)
Net cash outflow	$1,782

The preliminary purchase price allocations are subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.  During the three months ended June 30, 2016 there were no significant adjustments made to the preliminary purchase price allocation.

The investments amount includes the following equity investments that were acquired as part of the business combination:

	Ownership	Preliminary
	percentage	investment balance
Getrag Ford Transmission GmbH	50.0%	$444
Getrag (Jiangxi) Transmission Co., Ltd [“GJT”] (i)	50.0%	$1,124
Dongfeng Getrag Transmission Co. Ltd	50.0%	$168

(i)      GJT is 66.7% owned by one of the Company’s consolidated subsidiaries which has a 25% non-controlling interest.  As a result, the preliminary investment balance was derived using 66.7% of the fair value.

The Company accounts for the investments under the equity method since it has the ability to exercise significant influence but does not hold a controlling financial interest.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS (CONTINUED)

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.  Substantially all of the goodwill recognized was assigned to the Company’s European segment and is not deductible for tax purposes.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts and patents.  These amortizable intangible assets are being amortized on a straight line basis over their estimated useful lives.

Sales for the acquired Getrag entities for the three and six months ended June 30, 2016 were $527 million and $1.0 billion, respectively. Net income for the three and six months ended June 30, 2016 were $15 million and $23 million, respectively.

The following table provides consolidated supplemental pro forma information as if the acquisition of Getrag had occurred on January 1, 2015.

	Three months ended	Six months ended
	June 30, 2015	June 30, 2015
Sales	$8,625	$16,907
Net income attributable to Magna International Inc.	$474	$937

The unaudited pro forma financial results do not include any anticipated synergies or other expected benefits of the acquisition.  This information is presented for informational purposes only and is not indicative of future operating results.

Other

During the second quarter of 2016, the Company acquired 100% of the equity interest in Telemotive AG, an engineering service provider in the field of automotive electronics.  The acquired business has sales primarily to BMW, Volkswagen and Daimler.

7.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2016	2015
Raw materials and supplies	$992	$843
Work-in-process	299	246
Finished goods	319	311
Tooling and engineering	1,231	1,164
	$2,841	$2,564

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              GOODWILL

The following is a continuity of the Company’s goodwill:

Balance at December 31, 2015	$1,344
Acquisition [note 6]	430
Foreign exchange and other	57
Balance at March 31, 2016	1,831
Acquisitions [note 6]	52
Foreign exchange and other	(34)
Balance at June 30, 2016	$1,849

9.              OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2016	2015
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$345	$276
Customer relationship intangibles	284	75
Long-term receivables	103	87
Patents and licences, net	42	37
Unrealized gain on cash flow hedges	15	5
Pension overfunded status	17	17
Other, net	49	27
	$855	$524

10.       SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	June 30,	December 31,
	2016	2015
Bank indebtedness	$208	$25
Euro-commercial paper	233	—
	$441	$25

In the first quarter of 2016, the Company established a euro-commercial paper program [the “euro-Program”]. Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. Any euro notes issued will be guaranteed by the Company. The proceeds from the issuance of any euro notes will be used for general corporate purposes.  As of June 30, 2016, $233 million [€211 million] of euro notes were outstanding, with a weighted-average interest rate of -0.05%, and maturities generally less than three months.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2016	2015

Balance, beginning of period	$59	$80
Expense, net	19	8
Settlements	(17)	(10)
Acquisition [note 6]	172	—
Foreign exchange and other	4	(6)
Balance, March 31	237	72
Expense, net	12	10
Settlements	(14)	(10)
Foreign exchange and other	(2)	1
Balance, June 30	$233	$73

During the first quarter of 2016, the warranty obligation assumed as a result of the acquisition was recognized as its estimated fair value of $172 million.  Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

12.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Defined benefit pension plan and other	$5	$3	$9	$7
Termination and long service arrangements	7	5	15	12
Retirement medical benefit plan	1	1	1	1
	$13	$9	$25	$20

13.       CAPITAL STOCK

[a]         During the second and first quarters of 2016, the Company repurchased 7,823,637 and 7,277,425 shares respectively, under a normal course issuer bid for cash consideration of $308 million and $300 million, respectively.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 4, 2016 were exercised or converted:

Common Shares	389,039,171
Stock options (i)	7,705,023
396,744,194

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2016	2015

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,042)	$(255)
Net unrealized gain (loss)	256	(438)
Repurchase of shares under normal course issuer bid	7	—
Balance, March 31	(779)	(693)
Net unrealized (loss) gain	(108)	63
Repurchase of shares under normal course issuer bid	6	—
Balance, June 30	(881)	(630)

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(262)	(113)
Net unrealized gain (loss)	69	(65)
Reclassification of net loss to net income	36	11
Balance, March 31	(157)	(167)
Net unrealized loss	(11)	(2)
Reclassification of net loss to net income	35	21
Balance, June 30	(133)	(148)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(1)	(4)
Net unrealized gain	—	1
Balance, March 31	(1)	(3)
Net unrealized gain	—	1
Balance, June 30	(1)	(2)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(165)	(186)
Net unrealized loss	(2)	(1)
Acquisition [note 6]	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(167)	(186)
Acquisition [note 6]	1	—
Reclassification of net loss to net income	1	2
Balance, June 30	(165)	(184)

Total accumulated other comprehensive loss	$(1,180)	$(964)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2016	2015

Balance, beginning of period	$97	$44
Net unrealized (loss) gain	(24)	27
Reclassifications of net loss to net income	(14)	(5)
Balance, March 31	59	66
Net unrealized gain (loss)	6	(1)
Reclassifications of net loss to net income	(13)	(8)
Balance, June 30	$52	$57

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2016	2015

Balance, beginning of period	$31	$36
Net unrealized loss	(2)	—
Balance, March 31	29	36
Reclassification of net loss to net income	(1)	(1)
Balance, June 30	$28	$35

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $128 million.

15.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2016	2015

Trading
Cash and cash equivalents	$597	$2,863
Investment in asset-backed commercial paper	78	73
Equity investments	—	4
	$675	$2,940
Held to maturity investments
Severance investments	$3	$3
Loans and receivables
Accounts receivable	$6,843	$5,439
Long-term receivables included in other assets	103	87
	$6,946	$5,526

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

	June 30,	December 31,
	2016	2015

Other financial liabilities
Bank indebtedness	$208	$25
Commercial paper	233	—
Long-term debt (including portion due within one year)	2,877	2,557
Accounts payable	5,260	4,746
	$8,578	$7,328
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$21	$27
Other assets	15	4
Other accrued liabilities	(142)	(191)
Other long-term liabilities	(64)	(152)
	$(170)	$(312)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

June 30, 2016
Assets	$36	$34	$2
Liabilities	$(206)	$(34)	$(172)

December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At June 30, 2016, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2015 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$102 million [December 31, 2015 - Cdn$101 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $423 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At June 30, 2016, the net book value of the Company’s Senior Notes was $2.33 billion and the estimated fair value was $2.52 billion, determined primarily using active market prices.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six month periods ended June 30, 2016, sales to the Company’s six largest customers represented 82% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2016, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	197	2,292
euro amount	46	10
Korean won amount	30,400	—

For U.S. dollars
Peso amount	6,748	7
Korean won amount	26,381	—

For euros
U.S. amount	180	235
GBP amount	9	31
Czech Koruna amount	5,837	3
Polish Zlotys amount	286	5

Forward contracts mature at various dates through 2020. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed.  The fresh statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  inducement by the Company of a breach of the Licence Agreement by TRW;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$2.56 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur. A trial is not expected to commence until 2017. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

[b]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 11]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our transmission systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other income, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from continuing operations before income taxes:

	Three months ended				Three months ended
	June 30, 2016				June 30, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,777	$1,642		$702	$1,576	$1,458		$649
United States	2,551	2,473		1,510	2,535	2,426		1,291
Mexico	1,305	1,180		903	1,054	965		668
Eliminations	(316)	—		—	(288)	—		—
	5,317	5,295	$544	3,115	4,877	4,849	$525	2,608
Europe
Western Europe (excluding Great Britain)	2,834	2,751		1,813	2,248	2,183		1,185
Great Britain	189	188		128	102	102		43
Eastern Europe	591	517		529	498	438		467
Eliminations	(102)	—		—	(74)	—		—
	3,512	3,456	196	2,470	2,774	2,723	120	1,695
Asia	620	580	51	773	466	434	31	664
Rest of World	111	111	(5)	65	125	125	(8)	69
Corporate and Other	(117)	1	3	415	(109)	2	9	370
Total reportable segments	9,443	9,443	789	6,838	8,133	8,133	677	5,406
Other income, net			—				57
Interest expense, net			(22)				(8)
	$9,443	$9,443	$767	6,838	$8,133	$8,133	$726	5,406
Current assets				10,557				10,851
Investments, goodwill, deferred tax assets, and other assets				5,191				2,310
Consolidated total assets				$22,586				$18,567

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended				Six months ended
	June 30, 2016				June 30, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$3,411	$3,151		$702	$3,040	$2,818		$649
United States	5,035	4,849		1,510	4,794	4,580		1,291
Mexico	2,586	2,351		903	2,055	1,882		668
Eliminations	(635)	—		—	(555)	—		—
	10,397	10,351	$1,033	3,115	9,334	9,280	$978	2,608
Europe
Western Europe (excluding Great Britain)	5,434	5,263		1,813	4,501	4,373		1,185
Great Britain	382	380		128	195	195		43
Eastern Europe	1,131	991		529	1,048	927		467
Eliminations	(193)	—		—	(152)	—		—
	6,754	6,634	357	2,470	5,592	5,495	248	1,695
Asia	1,245	1,164	102	773	929	870	73	664
Rest of World	192	192	(16)	65	258	258	(12)	69
Corporate and Other	(245)	2	11	415	(208)	2	21	370
Total reportable segments	18,343	18,343	1,487	6,838	15,905	15,905	1,308	5,406
Other income, net			—				57
Interest expense, net			(45)				(18)
	$18,343	$18,343	$1,442	6,838	$15,905	$15,905	$1,347	5,406
Current assets				10,557				10,851
Investments, goodwill deferred tax assets and other assets				5,191				2,310
Consolidated total assets				$22,586				$18,567

18.       SUBSEQUENT EVENT

On July 15, 2016, the Company established a U.S. commercial paper program [the “U.S. Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million.  The U.S. Program will be backstopped by Company’s existing global credit facility.  The proceeds from the issuance of any U.S. notes will be used for general corporate purposes.